Cornerstone Therapeutics Inc.

1255 Crescent Green Drive, Suite 250

Cary, North Carolina 27518

February 5, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cornerstone Therapeutics Inc. Form RW, Withdrawal of Registration Statement on Form S-3 File No. 333-166770

Ladies and Gentlemen:

This letter constitutes an application by Cornerstone Therapeutics Inc. (the “Company”) pursuant to Rule 477 under the Securities Act of 1933 (the “Act”) for an order permitting the Company to withdraw its Registration Statement on Form S-3, including all exhibits thereto (File No. 333-166770), that was initially filed with the Commission on May 12, 2010 and amended by pre-effective amendment on May 12, 2011 (the “Registration Statement”). The Registration Statement was declared effective on May 18, 2011.

Effective as of February 3, 2014, pursuant to the Agreement and Plan of Merger, dated as of September 15, 2013, by and among Chiesi Farmaceutici S.p.A., an Italian Societa per Azioni (“Parent”), Chiesi U.S. Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly owned subsidiary of Parent. As a result, the Company has determined that it is in its best interest to withdraw the Registration Statement at this time.

No securities have been sold or will be sold in connection with or pursuant to the Registration Statement.

We understand that the fees paid in connection with the Registration Statement will not be refunded, but request that, in accordance with Rule 457(p) under the Act, such fees be credited for future use by the Company or Parent.

Please address any questions concerning this matter to the undersigned at telephone number (919) 678-6611.

Very truly yours, Cornerstone Therapeutics Inc.

By:	/s/ Craig A. Collard
Name:	Craig A. Collard
Title:	Chief Executive Officer